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SEC FILE NUMBER
000-32887
CUSIP NUMBER
307014 10 0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
FORM 10-QSB
For The Period Ended March 31, 2006
PART I
REGISTRANT INFORMATION
FAMILY HOME HEALTH SERVICES INC.

Full name of registrant
801 WEST ANN ARBOR TRAIL, SUITE 200
PLYMOUTH, MICHIGAN 48170

Address of principal executive office (Street and number)
City, state and zip code
PART II
RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑
	(a)	The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K (or 10-KSB), Form 20-F, Form 11-K, Form N- SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q (or 10-QSB) or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K (or 10-KSB), 20-F, 11-K, 10-Q (or 10-QSB), 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
     The Registrant has determined that it must delay the filing of its Quarterly Report on Form 10-QSB for the quarter ending March 31, 2006 (“Form 10-QSB”). The Registrant has not yet filed its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 (“Form 10-KSB”), and, accordingly, is not yet prepared to file the Form 10-QSB. The Registrant intends to file such reports within five calendar days following the date of this notice.
PART IV
OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification:

JAMES M. MITCHELL	(734) 414-9990

(Name)	(Area Code) (Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ YES                      ☑ No
     The Registrant has not filed its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005.
     In addition, the Registrant has not yet filed the financial statements required by Rule 3-05 of Regulation S-X to be filed by amendment within 75 days after the filing of its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2005 (File No. 000-32887). The Registrant anticipated that the financials would be filed by the required date, but was not able to complete them. The Registrant intends to file the financials as soon as practicable.
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ YES                      ☑ No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     N/A
FAMILY HOME HEALTH SERVICES INC.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	May 16, 2006	/s/ Kevin R. Ruark

By: Kevin R. Ruark
Its: Chief Executive Officer and President